UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Perusahaan Perseroan (Persero)

PT TELEKOMUNIKASI INDONESIA, TBK

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	April 26, 2012	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno
Vice President Investor Relation

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA,  Tbk

INVITATION

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Tel. 75 /PR000/COP-A0500000/2012

The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk, domiciled in Bandung (hereinafter referred to as the “Company”), hereby invites shareholders of the Company to attend the Annual General Meeting of Shareholders  (the “Meeting”) of the Company, to be held on:

Day / Date	:	Friday, May 11, 2012
Time	:	13:00 Jakarta Time
Venue	:	The Ritz Carlton Jakarta Pacific Place, Ballroom III 4th Floor, Sudirman Central Business District (SCBD) Jl. Jenderal Sudirman Kav.52-53, Jakarta

The Meeting will discuss and decide on the following agenda:
1.	Approval of the Company’s Annual Report for the 2011 financial year, including the Board of Commissioners’ Supervisory Report;
2.

Ratification of the Company’s Financial Statements and Patnership and Community Development Program (Program Kemitraan dan Bina lingkungan), Annual Report for the 2011 financial year and acquittal and discharge of all members of the Board of Directors and the Board of Commissioners;

3.	Report on the utilization of the net proceed from public offering in Telkom Bond II 2010;
4.	Appropriation of the Company’s net income for the 2011 financial year;
5.	Determination of remuneration for members of the Board of Directors and the Board of Commissioner for the 2012 financial year;
6.

Appointment of a Public Accounting Firm to audit the Company’s Financial Statements for the 2012 financial year, including audit of internal control over financial reporting and appontment of a Public Accounting Firm to audit the financial statements of the Partnership and Community Development Program for the 2012 financial year;

7.	Amendment to the Company’s Article of Association; and
8.	Appointment Board of Directors and Board of Commissioners.

Notes:
1.	This notice shall be deemed as an invitation to the Meeting for the Company’s shareholders. The Board of Directors will not send separate invitations to the Shareholders.
2.

Those who are eligible to attend the Meeting are the Shareholders (or their proxies) whose names are registered in the Company’s Share Register at 16.00 hours Western Indonesian Time on April 25, 2012 or the registered owners of the security sub account in the depository of PT Kustodian Sentral Efek Indonesia at the closing of trading on the Indonesian Stock Exchange on April 25, 2012.

3.

The Shareholders or their proxies who will attend the Meeting are required to bring a copy of their Collective Share Certificates (“CSC”) and Kartu Tanda Penduduk (“KTP”) or another personal identification document to be presented and submitted to Officer of the Meeting before entering the Meeting room. Institutional shareholders are required to bring a copy of their Articles of Association and any amendments, together with the latest composition of the board of directors.

4.

Shareholders who cannot attend the Meeting may be represented by their proxy by presenting a signed copy of the legal proxy letters and a copy of the Shareholder’s identification provided that any members of the Board of Directors or the Board of Commissioners or employees of the Company may act as a proxy in the Meeting, however the votes that they cast as a proxy in the Meeting shall not be taken into account in the voting. The form of the proxy letter is available at the addresses listed in item 5 below during our business hours.

5.

Materials for the Meeting (“Meeting Materials”) are available on the Company’s website at www.telkom.co.id, starting the date hereof. If needed, materials for the Meeting are available to be examined during our business hours and can be be obtained from the Company by submitting a copy of Collective Share Certificates and the personal identification to our Investor Relations team at the address bellow:

	PT TELKOM INDONESIA, Tbk	PT DATINDO ENTRYCOM
	Investor Relations	Wisma Dinners Club Annex
	Grha Citra Caraka 5th floor	Jl. Jend. Sudirman Kav.34-35
	Jl. Jend. Gatot Subroto Kav.52	Jakarta 10120
	Jakarta 12710	Telp. (021) 570 9009, Fax. (021) 570 9026-28
Telp. (021) 521 5109, Fax. (021) 522 0500

6.	To help us conduct the Meeting in an orderly and timely manner, the Shareholders or their proxies are kindly requested to be present thirty minutes prior to the time of the Meeting.

Bandung, April 26, 2012
PT TELKOM INDONESIA, Tbk

Board of Directors